FOR IMMEDIATE RELEASE

JED OIL INC. TO ANNOUNCE 2007 THIRD QUARTER RESULTS

ON WEDNESDAY, NOVEMBER 14TH AND

CONDUCT CONFERENCE CALL ON THURSDAY, NOVEMBER 15TH

Didsbury, Alberta, November 8, 2007 – JED Oil Inc. (AMEX: JDO) today announced that it will issue its financial results for the third quarter and nine months ended September 30, 2007, on Wednesday, November 14th after the close of the stock market.  Management will also host a conference call on Thursday, November 15th at 11:00 am ET to discuss these results, recent activities, corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing (706) 758-4183.  Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to lcati@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com.  To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, Chief Executive Officer

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corporate Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com